# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Atmos Home Inc.
2308 Circuit Way
Brooksville, FL 34604
https://atmoshome.com/

Up to $304,550.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Atmos Home Inc.
**Address:** 2308 Circuit Way, Brooksville, FL 34604
**State of Incorporation:** FL
**Date Incorporated:** August 23, 2017

## Terms:

**Convertible Promissory Notes**

**Offering Minimum:** $10,000.00 of Convertible Promissory Note.
**Offering Maximum:** $304,550.00 of Convertible Promissory Note.
**Type of Security Offered:** Convertible Promissory Note.
Note converts to Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
**Maturity Date:** October 01, 2021
**Valuation Cap:** $12,000,000.00
**Discount Rate:** 20.0%
**Annual Interest Rate:** 5.0%
**Minimum Investment Amount (per investor):** $250.00

**Terms of the underlying Security**

**Underlying Security Name:** Common Stock

**Voting Rights:**
Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

**Material Rights:**

*Annual Interest Rate subject to adjustment of bonuses. See Bonus rates below for additional information.*

# Time-based Perks

**Super Early Bird**

Invest within first 48 hours and get an additional 100% bonus interest on the convertible note totaling 10% AIR[1]

**Early Bird**

Invest within the first week and get an additional 60% bonus interest on the convertible note totaling 8% AIR[2]

[1,2] *Requires minimum investment*

# Amount Based Perks *

**Invest $250+**

**10% off discount**

10% off your first purchase from the Atmos Home e-commerce store

**Invest $500+**

**20% off discount**

20% off your first purchase from the Atmos Home e-commerce store

**Invest $1,000+**

**20% off + 40% bonus interest**

20% off your first purchase from the Atmos Home e-commerce store + additional 40% bonus interest on the convertible note totaling 7% AIR

**Invest $3,000+**

**First batch AtmosControl device + 40% bonus interest**

1 new AtmosControl device from the first batch of production units + additional 40% bonus interest on the convertible note totaling 7% AIR

**Invest $10,000+**

**AtmosControl Beta access + first batch device + 60% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 1 new AtmosControl device from the first batch of production units + additional 60% bonus interest on the convertible note totaling 8% AIR

**Invest $30,000+**

**AtmosControl Beta access + 3 first batch devices + 100% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + additional 100% bonus interest on the convertible note totaling 10% AIR

**Invest $100,000+**

**AtmosControl Beta access + 3 first batch devices + 140% bonus interest + visit and dinner with the team**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + trip to Florida[3] to tour the facility and have dinner with the team + additional 140% bonus interest on the convertible note totaling 12% AIR

[3](transportation and lodging included)

*All perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Atmos Home Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

**Company Overview:**
Atmos Home was founded in 2017 by hardware industry veteran Mark Lyle and award-winning designer, Chris Ladwig, and is based in Tampa Bay, Florida. The company is on a mission to get their affordable and easy-to-use products into every smart home on the planet, starting with their flagship product, AtmosConrol.

AtmosControl is the world's 1st smart home control system, or hub, that combines the top 5 connection protocols used by smart home devices (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with voice, touch, gesture, and smartphone controls.

It puts control of a home's smart devices all in 1 place, eliminating the need to scroll through use endless apps, or having to remember hundreds of voice commands.

The company's R&D team has also designed AtmosSwitch and plans to launch it next year. AtmosSwitch will take existing lights with regular bulbs, and instantly convert them into smart lighting systems. It will also integrate with AtmosControl hub, so people can add its functionality to every room in their home, but at a lower price.

In January 2019, Atmos ran a 120-day, prelaunch sales period. During this time, over 1000 AtmosControl hubs were sold to people in 28 countries. The company has also built a list of more than 150 smart home installers, builders, and multi-tenant property management firms, internationally.

**Production and Supply Chain:**
All of the company's products are designed and built by an in-house team, led by Mark Lyle. In the summer of 2019, we completed our 1st manufacturing line at the company's HQ, in Tampa Bay, Florida.

By manufacturing in-house, it is easier to iterate on product design and perform bug fixes, it's faster for on-demand manufacturing and shipping, and it's cheaper due to tariffs and a large, up-front capital expenditure with each order. Others in this space have warned customers and investors that price hikes of 10-25% are coming.

**Industry and Competition:**
McKinsey & Co performed an exhaustive study on the smart home industry and learned that 16% of the 127.6M US households are smart homes and 44% of them have 2+ devices. Of those, nearly half have realized they need a hub to control these devices. Today, that translates to an audience of 4.4M households and is growing.

Home automation companies like Crestron and Control4, are targeting high-end homes, charging $12K and more for their proprietary systems. Their solutions operate as "walled gardens," meaning customers can't bring their own devices. On top of that, they're only sold through (and installed by) authorized dealers. Unlike them, our systems are affordable, easy-to-use and customer friendly.

Atmos is targeting an opportunity to enter the market with a product that performs the same functionality, but that allows customers to bring their own devices (i.e. Ring, Nest, Hue, etc), is easy for the average person to install and use, at an affordable price point.

*Competitors and Industry*

**Smart Home Hubs**

Hubs such as SmartThings and Wink provide connectivity to an array of smart home devices, controllable from a central smartphone app. While their products do support multiple protocols, a great deal of configuration and know-how is required by the end user.

### Custom Home Automation

These companies produce smart home control systems focusing on high-end custom installations typically costing over $12K, versus an AtmosControl for $299. These systems can only be purchased from and installed by an authorized dealer, and any future configuration changes require the dealer for reprogramming.

### Smart Speakers

Voice enabled virtual assistants (smart speakers) are compatible with many smart home devices, however, only devices utilizing WiFi can be controlled, leaving out a large percentage of home automation devices which communicate primarily over the Zigbee and Z-Wave protocols.

#### *Current Stage and Roadmap*

Atmos Home aims to be the Apple of smart homes. The company's 1st product, AtmosControl, has been designed, gone through a number of prototype iterations, and is being beta tested by investors and customers.

The Atmos R&D team has designed the next product SKU, AtmosSwitch, and is preparing to begin product development and iterate several designs. It will be introduced at the 2020 Consumer Electronics Show in January 2020, just like AtmosControl in 2019, which won the show's Residential Systems Award.

Other product SKUs and add-ons include a PoE (power over ethernet) module and several variations of Control and Switch. These include an entry level version of Control with a plastic chassis, instead of milled aluminum, a Control with a larger screen, a Switch to fit a panel with multiple switches (aka gang box), and a semi-portable, tabletop version of AtmosControl.

Full-scale manufacturing and shipping of AtmosControl will begin ramping up in early 2020, with AtmosSwitch beta testing expected to start in Q2 of 2020.

## The Team

### Officers and Directors

**Name:** Mark Lyle

Mark Lyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Director
  **Dates of Service:** August 23, 2017 - Present
  **Responsibilities:** Day-to-day management of company operations, product development, manufacturing management, and creating and further developing

the company's vision and mission. Compensation for this position is $120,000/year and 691,000 shares of common stock.

**Name:** Chris Ladwig

Chris Ladwig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer / Director
  **Dates of Service:** August 23, 2017 - Present
  **Responsibilities:** Overseeing all design and innovation aspects of the company's products and services, including product design, graphic design, user experience design, and package design. Compensation for this position is $120,000/year and 309,000 shares of common stock.

Other business experience in the past three years:

- **Employer:** Push
  **Title:** Senior Art Director
  **Dates of Service:** July 15, 2015 - April 15, 2017
  **Responsibilities:** Created and oversaw various branding and advertising campaigns for both regional and national clients.

Other business experience in the past three years:

- **Employer:** Oddly Brand Co.
  **Title:** Owner
  **Dates of Service:** April 15, 2017 - Present
  **Responsibilities:** Freelance branding and packaging projects. Responsibilities include client management, business operations, branding and packaging design.

**Name:** Dean Gebert

Dean Gebert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  **Dates of Service:** November 02, 2018 - Present
  **Responsibilities:** Responsible for overseeing the planning, development and execution of the company's marketing and advertising initiatives. Compensation for this position is $96,000 per year.

Other business experience in the past three years:

- **Employer:** UpChannel
  **Title:** Chief Marketing Officer
  **Dates of Service:** October 01, 2016 - May 01, 2018
  **Responsibilities:** External communications, brand positioning and development, sales support, client onboarding.

Other business experience in the past three years:

- **Employer:** Self
  **Title:** Consulting
  **Dates of Service:** January 01, 2016 - November 01, 2018
  **Responsibilities:** Marketing services for blockchain companies.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF in the amount of up to $304,550.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Minority Holder; Securities with No Voting Rights
The CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF that an investor is buying

has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### *You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### *Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### *The Convertible Promissory Notes have no rights to vote until the date of maturity*

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

### *Our new product could fail to achieve the sales projections we expected*

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### *We face significant market competition*

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### *We are an early stage company and have not yet generated any profits*

Atmos Home Inc. was formed on August 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Atmos Home Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### *We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the AtmosControl is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Atmos Home Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Atmos Home Inc. could harm our reputation and materially negatively impact our financial condition and business.

### Technology Adoption

The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.

### Procurement of Parts and Materials

Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.

### Marketing Campaign Risks

Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.

### Expansion and Retention of Management Team

The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Mark Lyle | 691,000 | Common Stock | 42.84 |
| Luminance Investment Holdings, LLC (managed by Steven H. Rosen and Ron Cozean; 100% owned by Luminance Holdco., Inc.) | 385,380 | Common Stock | 23.89 |

## The Company's Securities

The Company has authorized Common Stock, and Seed SAFE.

### Common Stock

The amount of security authorized is 5,000,000 with a total of 1,613,090 outstanding.

### Voting Rights

Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

### Material Rights

There are no material rights associated with Common Stock.

### Seed SAFE

The security will convert into Series a preferred shares and the terms of the Seed SAFE are outlined below:

**Amount outstanding:** $25,000.00
**Maturity Date:** September 25, 2029
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $8,000,000.00
**Conversion Trigger:** Series A Financing

### Material Rights

There are no material rights associated with Seed SAFE.

## What it means to be a minority holder

As a minority holder of CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

**Type of security sold:** Equity
**Final amount sold:** $227,657.50
**Number of Securities Sold:** 65,045
**Use of proceeds:** Research & development, marketing, and operations.
**Date:** November 01, 2018
**Offering exemption relied upon:** Regulation CF

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $926,000.00
  **Number of Securities Sold:** 385,380
  **Use of proceeds:** Research & development, marketing, and operations.
  **Date:** November 28, 2018
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
  **Final amount sold:** $25,000.00
  **Use of proceeds:** Research & development, marketing, and operations.
  **Date:** September 06, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $31,500.00
  **Number of Securities Sold:** 10,000
  **Use of proceeds:** Research and development, marketing, business development, and operations.
  **Date:** May 28, 2018
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.01
  **Number of Securities Sold:** 1,000,000
  **Use of proceeds:** N/A
  **Date:** August 23, 2017
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.01
  **Number of Securities Sold:** 152,665
  **Use of proceeds:** N/A
  **Date:** June 01, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

**Results of Operations**

Year ended December 31, 2019 compared to year ended December 31, 2018.

**Revenue**

The company produced no revenue during 2019, as the company was still in development of its first product. The company began accepting preorders and deposits for its product in January of 2019.

**Expenses**

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2019 increased approximately $435,000 from 2018. Approximately $216,000 of this increase was due to increased compensation and benefits costs as the company hired multiple new employees. Approximately $61,000 of this increase was due to increased spending on marketing and sales activity. Approximately $41,000 of this increase was due to increased R&D expenses, and approximately $24,000 in facility upgrades for manufacturing and equipment purchases, and utilities.

**Historical results and cash flows:**

Historically the company has invested primarily in research and development efforts, and sales and marketing activities related to the products. We plan to continue our focus on research and development as we near the completion of version 1 of the AtmosControl product. As we progress, we will hire additional software developers to increase our development capacity.

Soon we will begin production of the AtmosControl product, and with this, we will begin to generate revenues. We expect that initially these revenues will be in line with the 3 month pre-order campaign which was conducted beginning in January of 2019, during which approximately $400K of pre-orders was generated. As we grow, we will invest significantly into marketing the products in order to achieve scale.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company has cash on hand, as of December 31, 2019, of $6,801.26.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds raised from this Regulation CF offering are important to the company's ongoing operations. The company is engaging in ongoing research and development activities that require outside investment to fund.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds raised from this offering are important to the company, however, the company's viability does not depend solely on this offering alone. The company is also currently conducting an offering outside of this platform.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Raising the minimum level of funding would assist the company with ongoing expenses such as research and development, marketing, and administrative expenses. As previously noted, the viability of the company is not dependent upon this offering alone.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the maximum funding goal is achieved, it will provide the company with approximately 12 months of runway. Expenses associated with ongoing operations include research and development, marketing, inventory, capital expenditures, and administrative expenses.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The company is also conducting a Regulation D convertible note offering concurrently with this Regulation CF offering. The concurrent convertible note offering terms are $10M valuation cap with a 20% discount on the future financing valuation, and the note does not carry interest.

In addition, the company expects to begin generating revenue from sales of its products by mid-2020.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Valuation Cap:** $12,000,000.00

**Valuation Cap Details:** Atmos Home Inc.'s last Regulation CF offering, first offered approximately 24 months ago, was priced at a $3.5M pre-money valuation. Since that time, Atmos Home Inc. has secured over $1M in additional investment and has achieved multiple milestones in the development, sales, and manufacturing of our products. These milestones have been factored into the current valuation cap calculation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Marketing funds will be used to build brand awareness and generate orders of our products through strategically placed advertisements and social media marketing efforts.

- *Research & Development*
  35.0%

R&D funds will be utilized to continue the hardware and software development of the Atmos Home products, as well as achieving regulatory compliance certifications.

- *Inventory*
  10.0%
  Inventory funds will be used to secure raw materials and assemblies necessary to manufacture the Atmos Home products.

- *Capital Equipment*
  8.0%
  Capital equipment funds will be utilized to acquire additional R&D and manufacturing equipment necessary for the development and production of Atmos Home products.

- *Operations*
  20.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, production line maintenance, and general administrative expenses.

If we raise the over allotment amount of $304,550.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Marketing funds will be used to build brand awareness and generate orders of our products through strategically placed advertisements and social media marketing efforts.

- *Research & Development*
  35.0%
  R&D funds will be utilized to continue the hardware and software development of the Atmos Home products, as well as achieving regulatory compliance certifications.

- *Inventory*
  10.0%
  Inventory funds will be used to secure raw materials and assemblies necessary to manufacture the Atmos Home products.

- *Capital Equipment*
  8.0%
  Capital equipment funds will be utilized to acquire additional R&D and manufacturing equipment necessary for the development and production of Atmos Home products.

- *Operations*
  20.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, production line maintenance, and general administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atmoshome.com/ (https://atmoshome.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/atmoshome

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atmos Home Inc.

*[See attached]*

**STRASSMAN CONSULTING, LLC**

**2035 SUNSET LAKE ROAD, SUITE B-2**

**NEWARK, DE 19702**

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
Atmos Home Inc.

We have reviewed the accompanying statement of financial condition of Atmos Home Inc. (the Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Strassman Consulting, LLC*

*Hunter Strassman, CPA*

**April 15, 2020**

# ATMOS HOME INC.

## FINANCIAL STATEMENTS
## (UNAUDITED)

## DECEMBER 31, 2019

# Atmos Home Inc.
## Index to Financial Statements
(unaudited)

# Atmos Home Inc.

## BALANCE SHEET

### As of December 31, 2019

|  | AUG 23 - DEC 31, 2017 | JAN - DEC 2018 | JAN - DEC 2019 |
|---|---|---|---|
| **ASSETS** | | | |
| Current Assets | | | |
| Bank Accounts | | | |
| 0900 BUSINESS CK (7080) | 2.38 | 162,204.30 | 6,801.26 |
| Cash | | | 0.00 |
| **Total Bank Accounts** | **$2.38** | **$162,204.30** | **$6,801.26** |
| Other Current Assets | | | |
| Uncategorized Asset | | 0.00 | 0.00 |
| **Total Other Current Assets** | **$0.00** | **$0.00** | **$0.00** |
| **Total Current Assets** | **$2.38** | **$162,204.30** | **$6,801.26** |
| Fixed Assets | | | |
| Computers | | | 3,198.59 |
| Furniture and Fixtures | | 149.08 | 1,152.08 |
| **Total Fixed Assets** | **$0.00** | **$149.08** | **$4,350.67** |
| Other Assets | | | |
| Deposits - Rent | | 1,500.00 | 1,500.00 |
| **Total Other Assets** | **$0.00** | **$1,500.00** | **$1,500.00** |
| **TOTAL ASSETS** | **$2.38** | **$163,853.38** | **$12,651.93** |
| **LIABILITIES AND EQUITY** | | | |
| Liabilities | | | |
| Current Liabilities | | | |
| Accounts Payable | | | |
| Accounts Payable (A/P) | | | 0.00 |
| **Total Accounts Payable** | **$0.00** | **$0.00** | **$0.00** |
| Other Current Liabilities | | | |
| Direct Deposit Payable | | | 0.00 |
| Payroll Liabilities | | | |
| Federal Taxes (941/944) | | | 0.00 |
| Federal Unemployment (940) | | | 168.00 |
| FL Unemployment Tax | | | 16.97 |
| **Total Payroll Liabilities** | | | **184.97** |
| Pre-order Sales Deposits | | | 280,921.23 |
| **Total Other Current Liabilities** | **$0.00** | **$0.00** | **$281,106.20** |
| **Total Current Liabilities** | **$0.00** | **$0.00** | **$281,106.20** |
| **Total Liabilities** | **$0.00** | **$0.00** | **$281,106.20** |
| Equity | | | |
| Capital Contributions | 18,953.82 | 854,776.13 | 1,235,885.63 |
| Retained Earnings | | (18,951.44) | (690,922.75) |
| Net Income | (18,951.44) | (671,971.31) | (813,417.15) |
| **Total Equity** | **$2.38** | **$163,853.38** | **$ (268,454.27)** |
| **TOTAL LIABILITIES AND EQUITY** | **$2.38** | **$163,853.38** | **$12,651.93** |

Accrual Basis

# Atmos Home Inc.

## STATEMENT OF OPERATIONS

### August 23, 2017 - December 31, 2019

| | AUG 23 - DEC 31, 2017 | JAN - DEC 2018 | JAN - DEC 2019 | TOTAL |
|---|---|---|---|---|
| Income | | | | |
| **Total Income** | | | | **$0.00** |
| GROSS PROFIT | **$0.00** | **$0.00** | **$0.00** | **$0.00** |
| Expenses | | | | |
|   Advertising & Promotion | 11,375.68 | 101,023.90 | 115,981.84 | $228,381.42 |
|   Bank Charges & Fees | 32.99 | 604.37 | 386.30 | $1,023.66 |
|   Contractor | 5,980.00 | 140,475.66 | 236,360.87 | $382,816.53 |
|   Equipment Lease | | 3,093.34 | 17,713.88 | $20,807.22 |
|   Facility Improvements & Maintenance | 60.00 | 8,660.60 | 17,377.27 | $26,097.87 |
|   Facility Rent | | 21,505.51 | 32,476.00 | $53,981.51 |
|   Fundraising Expenses | | | 2,500.00 | $2,500.00 |
|   Furniture Lease | | 726.82 | 119.44 | $846.26 |
|   Infrastructure as a Service Expenses | | | 2,895.27 | $2,895.27 |
|   Insurance - General | | 101.65 | 993.08 | $1,094.73 |
|   Insurance - Health | | | 20,551.84 | $20,551.84 |
|   Internet/Phone | | 1,076.17 | 1,827.02 | $2,903.19 |
|   Legal & Professional Services | 1,000.00 | 36,000.00 | 4,432.85 | $41,432.85 |
|   Licenses and Fees | | 758.75 | 8.75 | $767.50 |
|   Office Supplies | | 4,646.48 | 6,311.36 | $10,957.84 |
|   Payroll Expenses | | 11,488.76 | 111,647.32 | $123,136.08 |
|     Taxes | | | 8,517.25 | $8,517.25 |
|     Wages | | | 96,834.72 | $96,834.72 |
|   **Total Payroll Expenses** | | **11,488.76** | **216,999.29** | **$228,488.05** |
|   Public Relations | | | 1,836.36 | $1,836.36 |
|   R&D Expenses | 376.50 | 36,269.88 | 77,465.11 | $114,111.49 |
|   RCP Management Fee | | 294,000.00 | | $294,000.00 |
|   Recruiting | | | 4,361.83 | $4,361.83 |
|   Reimbursements | | | 3,165.83 | $3,165.83 |
|   Seminars & Trainings | | 234.90 | 982.98 | $1,217.88 |
|   Shipping | | 165.58 | 3,212.42 | $3,378.00 |
|   Software | 14.95 | 2,255.68 | 7,715.60 | $9,986.23 |
|   Travel | | 4,314.98 | 29,239.07 | $33,554.05 |
|   Travel Meals | 111.32 | 1,868.18 | 5,383.16 | $7,362.66 |
|   Utilities | | 2,700.10 | 2,983.23 | $5,683.33 |
| **Total Expenses** | **$18,951.44** | **$671,971.31** | **$813,280.65** | **$1,504,203.40** |
| NET OPERATING INCOME | $ (18,951.44) | $ (671,971.31) | $ (813,280.65) | $ (1,504,203.40) |
| NET INCOME | $ (18,951.44) | $ (671,971.31) | $ (813,280.65) | $ (1,504,203.40) |

Accrual Basis

# Atmos Home Inc.
## STATEMENT OF STOCKHOLDERS' EQUITY
## PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO DECEMBER 31, 2019
### (unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| August 23, 2017 (Inception) | - | - | - | - | - |
| Stock issued for cash | 1,021,547 | - | 18,954 | - | 18,954 |
| Net income (loss) | - | - | - | (18,951) | (18,951) |
| December 31, 2017 | 1,021,547 | $ - | $ 18,954 | $ (18,951) | $ 2 |
| Stock issued for cash | 519,972 | - | 835,822 | - | 835,822 |
| Net income (loss) | - | - | - | (671,971) | (671,971) |
| December 31, 2018 | 1,541,519 | $ - | $ 854,776 | $ (690,923) | $ 163,853 |
| Stock issued for cash | 76,800 | - | 381,110 | - | 381,110 |
| Net income (loss) | - | - | - | (813,417) | (813,417) |
| December 31, 2019 | 1,618,319 | $ - | $ 1,235,886 | $ (1,504,340) | $ (268,454) |

# Atmos Home Inc.

## STATEMENT OF CASH FLOWS

August 23, 2017 - December 31, 2019

| | AUG 23 - DEC 31, 2017 | JAN - DEC 2018 | JAN - DEC 2019 | TOTAL |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Net Income | (18,951.44) | (671,971.31) | (813,280.65) | $ (1,504,203.40) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | | $0.00 |
| Uncategorized Asset | | 0.00 | | $0.00 |
| Accounts Payable (A/P) | | | (136.50) | $ (136.50) |
| Direct Deposit Payable | | | 0.00 | $0.00 |
| Payroll Liabilities:Federal Taxes (941/944) | | | 0.00 | $0.00 |
| Payroll Liabilities:Federal Unemployment (940) | | | 168.00 | $168.00 |
| Payroll Liabilities:FL Unemployment Tax | | | 16.97 | $16.97 |
| Pre-order Sales Deposits | | | 280,921.23 | $280,921.23 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | | 0.00 | 280,969.70 | $280,969.70 |
| Net cash provided by operating activities | $ (18,951.44) | $ (671,971.31) | $ (532,310.95) | $ (1,223,233.70) |
| INVESTING ACTIVITIES | | | | |
| Computers | | | (3,198.59) | $ (3,198.59) |
| Furniture and Fixtures | | (149.08) | (1,003.00) | $ (1,152.08) |
| Deposits - Rent | | (1,500.00) | | $ (1,500.00) |
| Net cash provided by investing activities | $0.00 | $ (1,649.08) | $ (4,201.59) | $ (5,850.67) |
| FINANCING ACTIVITIES | | | | |
| Capital Contributions | 18,953.82 | 835,822.31 | 381,109.50 | $1,235,885.63 |
| Net cash provided by financing activities | $18,953.82 | $835,822.31 | $381,109.50 | $1,235,885.63 |
| NET CASH INCREASE FOR PERIOD | $2.38 | $162,201.92 | $ (155,403.04) | $6,801.26 |

# Atmos Home Inc.
## NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

## NOTE 1 – NATURE OF OPERATIONS

Atmos Home Inc. was formed on August 23, 2017 ("Inception") in the State of Florida. The financial statements of Atmos Home Inc. (which may be referred to as the "Company", "Atmos", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the AtmosControl smart home system compatible with most connected home devices.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the manufacture and sale of Atmos home control systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

*Income Taxes*
The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of December 31, 2019, the company has currently issued 1,618,319 shares of common stock.

## NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 15, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



## Atmos Home
Simplifying the Smart Home



⊘ Website   📍 Brooksville, FL      TECHNOLOGY   CONSUMER PRODUCTS

Atmos is on a mission to simplify the smart home. Managing multiple smart devices has become a confusing headache. Atmos solves this problem with its award-winning smart home control system, or hub, that manages all of your connected devices and eliminates the need to flip through endless apps. Simply put, it's like a universal remote control for the smart home.

## $134,781 raised ⓘ

| | |
|---|---|
| **216** Investors | **6** Days Left |
| **10/01/21** Maturity Date | **$12M** Valuation Cap |
| **20.0%** Discount Rate | **5.0%** Annual Interest Rate |
| **Convertible Note** Offering Type | **$250.00** Min. Investment |

**INVEST NOW**

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview   Team   Terms   Updates²¹   Comments        ♡ Follow

# Reasons to Invest

- The smart home market is exploding and nearly 50% of smart device owners are shopping for a smart home hub, according to McKinsey & Co.

- Our solutions have proven product/market fit, with over 1000 customers in 28 countries, and are in demand by 150+ smart home builders, installers, and multi-tenant property management companies.

- Our team has built wireless modules for NASA, designed 2 of Oprah's Favorite Things, created dozens of apps, games, utilities, and APIs, scaled consumer companies to tens of millions of users, and has been fortunate to have a number of successful exits.

# Bonus Rewards

Get rewarded for investing more into Atmos Home

**$250+**
Investment

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.



Hello, world.
This is Atmos.

**$250+**
Investment

**10% off discount**

10% off your first purchase from tℎ
Atmos Home e-commerce store

**$500+**
Investment

**20% off discount**

20% off your first purchase from tℎ
Atmos Home e-commerce store

**$1,000+**
Investment

**20% off + 40% bonus interest**

20% off your first purchase from tℎ
Atmos Home e-commerce store +
additional 40% bonus interest on t
convertible note totaling 7% AIR

**$3,000+**
Investment

**First batch AtmosControl device + 40% bonus**

1 new AtmosControl device from tℎ
batch of production units + additic
40% bonus interest on the convert
note totaling 7% AIR

**$10,000+**
Investment

**Immediate access to an AtmosControl Beta unit**

Immediate delivery of an AtmosCo

THE PROBLEM

# You shouldn't need a new app every time you add something smart to your home

Growth in the smart home industry is explosive. However, each device you bring into your home uses its own app. After a while, you have to remember which app controls which device in each room. We call it App Overload. Unfortunately, these devices all speak different languages and use different protocols, so they can't communicate with each other. Smart homes have literally become the Tower of Babel.



Smart Appliances

Door Locks

Smart Light Switches

Smart Lights

Music

Sensors

Doorbell

Climate Control
/Cameras


/Cameras
Smart Plug

Beta unit and inclusion into the pr
Beta + 1 new AtmosControl device
the first batch of production units
additional 60% bonus interest on t
convertible note totaling 8% AIR

**$30,000+**
**Investment**
**Immediate access + 3 production units**
Immediate delivery of an AtmosCo
Beta unit and inclusion into the pr
Beta + 3 new AtmosControl device
the first batch of production units
additional 100% bonus interest on
convertible note totaling 10% AIR

**$100,000+**
**Investment**
**140% bonus interest + time with the team**
Immediate delivery of an AtmosCo
Beta unit w/ private Beta access +
AtmosControl devices from the firs
batch of production units + trip to
Florida* to tour the facility and get
dinner with the team + 140% bonu
bringing you to 12% AIR

THE SOLUTION

# Atmos is bringing affordable and easy-to-use smart home control to the mass market

We created AtmosControl, which our internal research revealed is the world's 1st smart home hub to combine all 5 of the most popular smart home protocols (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with voice, touch, smartphone, and gesture controls. Think of it like a universal remote control for all of your smart home devices, regardless of their brand or manufacturer. With 1000s of compatible devices, it's the only smart home hub you'll need.



THE MARKET

# There are 4.4 million households

# There are 4.4 million households looking for a smart home hub today

McKinsey & Co learned 16% of the 127.6M US households are smart homes and 44% of them have 2+ devices. And nearly half of those want a hub to control these devices. Today, that translates to an audience of 4.4M households (SAM). By 2021, Kagan predicts 28% of households will be smart homes, which would translate to 7.9M households, using the same metrics for multiple devices and desire for a hub. Capturing 10% will deliver 790K households and 1.9M households at 25% (SOM). Bottom line, a growing portion of the population are looking for the smart home hub we created.



**OUR TRACTION**

# 1000+ customers and over $1.2M in investment

In early 2019, we sold 1000+ hubs in a 120 day, pre-launch sales period. And we have international interest from 150+ smart home installers and builders who want to resell our solutions.

   
  

We also won the Residential Systems Award at the Consumer Electronics Show, were featured on ABC by Clark Howard, were a finalist for American Inno Tech, and honored with press coverage by CNet, ZDNet, Digital Trends, McAfee, Tech Radar, among others.

To date we've raised over $1.2M, including a $900K investment from Luminance Brands, a strategic industry partner. This summer, we built our manufacturing line and successfully conducted our 1st production run. In September, we started beta testing with a handful of our earliest customers.



WHAT WE DO

# You control Atmos and Atmos controls your smart home

AtmosControl has beauty, brawn, and brains. Inside is a quad-core processor, 1GB RAM, radio chips for all 5 protocols, proximity and light sensors, far-field microphone array, quad speaker modules, and a front-facing camera with high definition display. Once Atmos has connected to your smart home devices, you can say "Hey Atmos..." to control them. You can also use the touchscreen, iOS and Android smartphone apps, or even swipe your hand in front of it as you walk past.




Blinds
Lights
Oven
TV

THE BUSINESS MODEL

# We build the smart home products that people are looking for

Atmos Home is a hardware OEM, and will market and sell its products via its website, online distributors (Amazon), and possibly brick-and-mortar retail. We make money when we sell our products. The average order value during the pre-order phase was approximately $400. When we begin manufacturing, we expect our gross margins to be approximately 45% and ramping to 65% over the next 2 years.



HOW WE ARE DIFFERENT

# Our competitors only target wealthy consumers, but Atmos is for everyone

At the time of publication, AtmosControl is believed to be the only affordable, plug-and-play, and platform-agnostic smart home hub to combine all 5 of the most popular communication protocols (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with touch, voice, smartphone, and gesture controls.

We have competitors in home automation companies like Crestron and Control4, but they only target high-end homes, charging $12K and up. Their solutions are only available from and installed by licensed dealers, meaning customers can't add their own devices. Unlike them, our products are affordable, easy-to-use and customer friendly.



| WiFi | Bluetooth | zigbee | Z WAVE | Infrared |
|---|---|---|---|---|
| ● Doorbell | ● Smart Light | ● Smart Switch | ● Audio | ● Fan |
| ● Smart TV | ● Fan | ● Smart Light | ● Smart Light | ● Garage Door |
| ● Camera | ● Sensor | ● Smart Plug | ● Climate | ● TV |

# Designed and built in the USA – seriously

This summer, we built our manufacturing line and successfully conducted our 1st production run. Building them in our own facility results in increased efficiency for product iterations and bug fixes, it's faster for on-demand manufacturing and shipping, it's cheaper due to 10-25% tariffs and the rising cost of labor in countries where consumer electronics are usually manufactured, and it frees up the cash typically required for a large up-front volume purchase from a contract manufacturer.

Other smart home device manufacturers, including Wyze, June, and Control4, have already warned customers that price hikes are coming. We regularly evaluate our costs and we will revisit once we're at scale, with predictable growth and demand.


AmScope

THE VISION

## Our devices will be a staple of every smart home

After proving product/market fit during a 120 day, pre-launch sales period where we sold 1000+ hubs, we continued getting sales requests from consumers and potential resellers, internationally. There is clearly a rapidly growing, audience that is clamoring for AtmosControl.

We're launching our next product, AtmosSwitch, in 2020. It will instantly convert existing lights to smart lighting. Through this, you will be able to adjust your lights with your voice or with its touchscreen, and it will include music and climate controls, as well as access to other Atmos features.

OUR TEAM

## We have decades of experience and success in tech

The core Atmos team has depth and breadth in hardware design, product

development, production, and scaling growth. Each member on their own is extremely accomplished. Mark Lyle, who is in charge of product development, previously sold a wireless hardware manufacturer for $24M. Our designer, Chris Ladwig, has won awards for his work, and our engineering team has made products used by law enforcement and NASA.



WHY INVEST

# We're simplifying smart home tech

We see ourselves becoming the Apple of smart homes. We want our devices in every smart home and we're fortunate to have timed the market well. Smart devices, like Alexa, Ring, Nest, and Hue, have paved the way for several years and created the need for a smart home hub to manage them all, easily and affordably. It is our time and with your help, we see ourselves becoming big players in the smart home market. Join us!

 Can't wait for this thing to be released

 Can't wait to get my hands on one of these!! 🔥🔥

 I'll take a bunch as well!



Let's get these bad boys out. 👌

I can't wait to get my hands on this! Desperately Looking for an in-wall SONOS control solution. Let me know if you need a tester!

We believe AtmosControl to be the only smart home solution with our feature set and price point. We have proven product/market fit and have assembled a core team with vast experience (and considerable success) in their respective areas of expertise.



## In the Press











WSB-TV 2 Atlanta · MarketWatch · ZDNet · cnet · techradar · DIGITAL TRENDS

ZDNet · 9TO5Toys · Tampa Bay Times · EH Electronic House · HOMECRUX

SHOW MORE

# Meet Our Team



## Mark Lyle

Founder & CEO

*Mark has spent over 20 years in the tech hardware industry. Previously, he was co-founder of a wireless device developer/manufacturer and led it to a $24M acquisition.*





## Chris Ladwig

Co-founder & Chief Design Officer

*Chris is a multi-award winning product and branding designer. His work has been featured in the leading design publications – even designing 2 of "Oprah's Favorite Things." Chris works full time with Atmos Home, 40+ hours per week.*





### Nicholas Gordon

Lead Developer

*Nicholas is an accomplished, full-stack developer, having built and launched a variety of platforms and products, including applications and cloud API's that are still in use by the retail, law enforcement, and defense industries. Nicholas works full time with Atmos Home, 40+ hours per week.*





### John Boone

Industrial Engineering Manager

*John has spent many years as an industrial engineering professional, with major accomplishments in the commercial and aerospace sectors, including significant contributions to NASA projects.*



## Offering Summary

|  |  |
|---|---|
| **Company** : | Atmos Home Inc. |
| **Corporate Address** : | 2308 Circuit Way, Brooksville, FL 34604 |
| **Offering Minimum** : | $10,000.00 |
| **Offering Maximum** : | $304,550.00 |
| **Minimum Investment Amount (per investor)** : | $250.00 |

## Terms

|  |  |
|---|---|
| **Offering Type** : | Convertible Promissory Notes |
| **Type of Equity Converted Into** : | Common Stock |
| **Conversion Trigger** : | $3,000,000.00 |
| **Maturity Date** : | October 01, 2021 |
| **Valuation Cap** : | $12,000,000.00 |
| **Discount Rate** : | 20.0% |
| **Annual Interest Rate** : | 5.0% |

**What is a Convertible Note?**

A convertible note offers you the right to receive Common Stock in Atmos Home Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $12,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of bonuses. See Bonus rates below for additional information.*

# Time-based Perks

**Super Early Bird**

Invest within first 48 hours and get an additional 100% bonus interest on the convertible note totaling 10% AIR[1]

**Early Bird**

Invest within the first week and get an additional 60% bonus interest on the convertible note totaling 8% AIR[2]

[1,2] *Requires minimum investment*

# Amount Based Perks*

**Invest $250+**

**10% off discount**

10% off your first purchase from the Atmos Home e-commerce store

**Invest $500+**

**20% off discount**

20% off your first purchase from the Atmos Home e-commerce store

**Invest $1,000+**

**20% off + 40% bonus interest**

20% off your first purchase from the Atmos Home e-commerce store + additional 40% bonus interest on the convertible note totaling 7% AIR

**Invest $3,000+**

**First batch AtmosControl device + 40% bonus interest**

1 new AtmosControl device from the first batch of production units + additional 40% bonus interest on the convertible note totaling 7% AIR

**Invest $10,000+**

**AtmosControl Beta access + first batch device + 60% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 1 new AtmosControl device from the first batch of production units + additional 60% bonus interest on the convertible note totaling 8% AIR

**Invest $30,000+**

**AtmosControl Beta access + 3 first batch devices + 100% bonus interest**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + additional 100% bonus interest on the convertible note totaling 10% AIR

**Invest $100,000+**

**AtmosControl Beta access + 3 first batch devices + 140% bonus interest + visit and dinner with the team**

Immediate delivery of an AtmosControl Beta unit and inclusion into the private Beta + 3 new AtmosControl devices from the first batch of production units + trip to Florida[3] to tour the facility and have dinner with the team + additional 140% bonus interest on the convertible note totaling 12% AIR

[3] *(transportation and lodging included)*

*All perks occur after the offering is completed.*

**<u>The 10% Bonus for StartEngine Shareholders</u>**

Atmos Home Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Atmos Home team members quickly develop ventilator to help with COVID-19 crisis

7 days ago

Just a quick update from the Atmos Home team. We hope that everyone is staying safe and coping well through these unprecedented times that we find ourselves in.

After hearing about the dire hospital ventilator shortage in many cities, 2 Atmos Home team members who have developed devices for NASA and other robotics projects together in the past, took it upon themselves to quickly design a ventilator solution that could be used in place of manually ventilating a patient, and could be built quickly to help address this emergency situation. We've done this by leveraging our past electro-mechanical automation experience and have utilized several components that we had on-hand from Atmos devices, even using an AtmosControl device as the control interface. We will be open sourcing the plans and software for the project to the as the control interface. We will be open sourcing the plans and software for the project to the public as a part of the nationwide effort to create a new type of low cost ventilator for pandemics such as this. Below is a link to a story and video that CBS did on the project:



https://youtu.be/10q7KjgnZy0

https://www.wtsp.com/article/news/health/coronavirus/atmoshome-pivoting-to-create-automated-bag-valve-mask/67-e34db902-8ee3-4f37-9860-e63a879e2c84

As always, thank you to all of our investors and we'll be providing more AtmosControl updates shortly.

## Atmos Home Development Update 3/26/2020

27 days ago

Hello Atmos Home Investors and Community,

In light of recent events and the COVID-19 pandemic, we wanted to take a moment to share our wishes of continued safety for all of you. We're taking this time to double-down on our development efforts and continue to make solid strides towards production of the AtmosControl. We wanted to take a moment to share our latest integration video:



We continue to be thankful for all who have invested, and look forward to more of you joining us on our journey to simplify the smart home.

- Mark Lyle - CEO, Atmos Home

# Notice of Material Change in Offering

27 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Atmos Home offering. Here's an excerpt describing the specifics of the change:

*Extended length of campaign.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

# Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

# Smart home device makers concerned about Alexa and Google Assistant security

about 1 month ago

Most of us are already aware of the potential privacy concerns associated with the Alexa and Google smart home platforms, due to their constant gathering of your personal data. Now it appears that device makers are becoming concerned with the security risks associated with that data collection:

https://www.cnet.com/news/smart-home-developers-raise-concerns-about-alexa-and-google-assistant-security/

Atmos Home is different. We don't collect and transmit your device data to the cloud because we don't need to – we don't need to sell you things based on your habits like Amazon, and we're not delivering targeted ads based on your preferences like Google. Simply put, with Atmos Home, your device data stays where it should – in your home.

We believe that this positions us with a significant advantage over these and other smart home platforms for customers who value privacy and security. We continue to be thankful for those of you who have chosen to invest and join us on this journey to Simplify the Smart Home – and make it more secure!

# Atmos Home Development Update

about 1 month ago

Hello Atmos Home investors and followers,

We've been hard at work continuing the development work on the AtmosControl smart home hub. We wanted to take a moment to share some of our development progress in the following video:



Watch later          Share

We're thankful to all of you who have continued to support Atmos Home and our vision for the future of the smart home.

- Mark Lyle - CEO, Atmos Home

## Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos Home has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos Home be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## We just passed $100K!!

3 months ago

Thank you, everyone, for making last week such an incredible one for us!! We just passed the $100K mark and are grateful for all of your support.

We also made another demo video of a new device integration. This time, we're showing a Honeywell thermostat (T-class) being controlled by AtmosControl, starting with the initial pairing process. Enjoy!!

https://youtu.be/ywx8LbUj67k

## Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Atmos Home offering. Here's an excerpt describing the specifics of the change:

*Extended length of campaign.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

**SHOW MORE UPDATES**

## Comments (62 total)

Add a public comment...

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**Post**

**Mario Teel**  `SE OWNER`  `22 INVESTMENTS`  `INVESTED`  7 days ago
I love it those ventilators looks great. Keep up the good work.

**Jabari Hunt**  `2 INVESTMENTS`  13 days ago
Hello, I'm thinking of investing in Atmos Home. I have a couple of questions...

1) Do you have any plans to integrate in-ground sprinkler systems (Rain Bird, Rachio, etc)?

2) Are you offering Beta test units? I'm a software engineer, and very knowledgeable of end user and acceptance testing.

**Curtis Brown**  14 days ago
Hi all. I just like a lot of you want to know who I can talk with about a refund? I got a hold of the

CMO who is now no longer the CMO and he tole me to contact Mark Lyle (CEO) who never returns emails. I tried to dispute this with my credit card company and they are saying that the purchase is too old and they cant do anything about it. All I want is my refund on the product I was told I would have had 6 months ago. I purchased 3 units and now I cant get anyone on the number the website provides and I cant get a hold of anyone on social or email as mentioned. Mr. Lyle do you know what is going on here? I run a small business and value customer service. Please let us know what we need to do to get a refund.

---

**Dean Gebert**  `1 INVESTMENT`  `INVESTED`  24 days ago
Hello all. I am no longer working for Atmos Home and haven't been for more than 2 months. I've asked that I be removed from the Team section several times, but was told StartEngine will only do so if they are paid $1000.

---

**John Smith**  24 days ago
When explaining to investors that your communication issues have been resolved, are your referring to the deletion of comments from customers from your Facebook page? Every post says it has dozens (some over 100) comments on them, yet less than 5 are displayed. It seems like you are trying to hide your customers concerns from potential investors and the like. How many preorder refunds have you had to make? How many beta testers are currently testing Atmos Home? Why do you continue to not update those who have been waiting on this product through your social media and emails? I want to invest, but I have major concerns about how things are run at Atmos.

---

**Mahmoud Hassan**  `3 INVESTMENTS`  `INVESTED`  a month ago
Hello are you today as you like fine

>   **Mark Lyle**  **- Atmos Home**  a month ago
>   Hi Mahmoud, thank you for your interest. Please let us know if you have any questions.

---

**Elizabeth Romero**  `3 INVESTMENTS`  `INVESTED`  a month ago
Why are there so many negative comments about this company? I invested as well. What is going on with no answer to emails etc. how can you get disbursements if you are Not replying to those that invested this is not good business at all.

>   **Mark Lyle**  **- Atmos Home**  a month ago
>   Hi Elizabeth, thank you for your investment. The negative comments your are referring to are from Atmos Home preorder customers, not investors, and as such, those issues have been handled via email directly. A few are understandably frustrated that we are behind schedule in delivering the AtmosControl product, however, most preorder customers have been very supportive - many acting as beta testers to make sure that we deliver the best product possible when we move to live production. We have also gone through a customer support transition recently, which led to the slow communication issues we were experiencing, but we believe the issue has been resolved now.

---

**Andew Butt**  `1 INVESTMENT`  a month ago
I made In early investment on this startengine, but I have Not received updates and want to know when units will be available and if my investment still has value?

>   **Mark Lyle**  **- Atmos Home**  a month ago
>   Hi Andrew, thank you for your investment and for believing in what we're working on at Atmos Home. Yes, we believe that your original investment still has value, and hence the step up in valuation from the first StartEngine campaign (which you invested in) to this campaign. We have been making regular investor updates via the StartEngine update process, however, it has recently come to our attention that investors from our first campaign like you, have not been receiving these updates, so we will now be updating our first campaign investors directly via email.

**Justin Porter**  2 months ago

I am also concerned that I will not receive my ordered units (1 unit ordered January of 2019 and the other unit ordered May of 2019) or my money back. I have sent multiple emails requesting a refund and no response. I have called dozens of times and no one answers and the voicemail is full. Mark Lyle, you are answering questions below within the past 7 days but you haven't addressed refund concerns. I could not recommend anyone invest in a company that will not respond to customers request for a refund for an item ordered 14 months ago and still not delivered.

---

**Tom Ramseth**  `SE OWNER`  `3 INVESTMENTS`  `INVESTED`  2 months ago

As an investor, I am kind of concerned about your social media campaign/customer service. As a tech startup, I would imagine you are busy with engineering and software. But if you are going to advertise on FB, people are going to comment - especially if they are mad. Every single comment was about not getting any sort of response to inquiries. I did not pre-order so I don't know what was promised or not, but at least you could send them a template saying it is coming soon - Personally if they contact, and on social media. It just doesn't look good, and I think would defeat the whole purpose of the advertisement.

> **Mark Lyle**  **- Atmos Home**  a month ago
>
> Hi Tom, thank you for investing. You are 100% correct, while focusing on the product our customer support did slip. We have and are continuing to go through a transition on our customer support and social media management, and believe we are getting the issue under control. A few preorder customers are understandably upset that production has been somewhat delayed, however, most have been very understanding and helpful, many participating as beta testers to help us deliver the best product possible when we reach production.

---

**Tyler Sheinberg**  2 months ago

Impossible to reach anyone via multiple email addresses, Instagram messenger, or Facebook messenger. No 2020 posts on any social media. No email sent in 2020. I pre-ordered ($500) in Jan 2019. Last update on December I was told I would get my unit the second week of Feb 2020. Then everything went quiet. Fake. Scam. Stole My Money.

---

( **SHOW MORE COMMENTS** )













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California Investor Only - Do Not Sell My Personal Information

// // //

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

Father: Hey Atmos, play the daily news podcast.

Podcast: … means Congress ducks a political debate…

Mother: Hey Atmos, lock the back door.

Mother: Ah, that's our song.

Father: Hey Atmos, dim the lights and start the fire.

Mother: Hey Atmos, good night.

Video 2: Atmos Home Manufacturing Video Transcript

Hello and welcome to Atmos Home's manufacturing facility here in Tampa Bay, FL. Today we're going to give you a brief overview of the manufacturing process for AtmosControl devices.

But before we start talking about manufacturing, let's take a brief look at what happens before the production process.

All electronic products start with a design called a schematic that maps out all of the electrical connections required for the device to function. This schematic is created by the electrical engineering team over a span of many weeks or months.

This schematic is then used to create a printed circuit board or PCB layout. During this process, the designer will map out the thousands of physical connections that are defined by the schematic.

The result of these design processes is a bare PCB with all of the connections defined by the schematic and layout phases.

To prevent static electricity damage to any components, all production personnel must wear static control footwear or straps. They must then test to confirm that any static has been dissipated.

The first step in PCB manufacturing is applying a material called solder paste to the printed circuit board. To do this we utilize a solder paste stencil printer. Next, the operator applies solder paste to the top side of the stencil.

Once the machine is prepared, a bare PCB is inserted. The machine locates the PCB and aligns the stencil to the PCB with precision. The metal squeegees then wipe forward and back to push the solder paste through the apertures in the stencil and onto the appropriate locations on the PCB.

After the PCB has successfully has successfully had solder paste applied, it exits the stencil printer to an edge-rail conveyor where it is inspected, and then transfers to the next stage.

Electronic assemblies contain not only circuit boards, but hundreds of tiny components that are installed onto the circuit board and make up the electrical circuit – these components are received on reels of up to several thousand parts.

These individual components need to be removed from the reel and installed onto the appropriate location on the PCB. To do this we utilize a piece of equipment called a pick and place machine. The component reels are installed onto feeders, which feed the individual components to the pick and place machine. Once installed, the operator verifies that components are being delivered to the pick location.

The feeder can now be loaded onto the pick and place machine. Before production can begin, the pick and place machine must be programmed to build the PCB correctly.

To do this, the technician utilizes coordinate data from the circuit board layout to create a machine program to place all of the correct components onto their intended locations on the circuit board. Once this program is complete production can begin.

The PCB can now enter the pick and place machine. Once it enters, the machine clamps and aligns the board. The machine now begins picking components from the feeders and placing them on the PCB. You'll notice that the machine has two independent carriages or heads – one operating towards the front side of the machine and one towards the back. This double carriage configuration allows the front head to pick up four components, one with each nozzle, while the rear head is placing its components on the PCB and vice versa. The placement order is optimized by the machine program to achieve the fastest possible throughput. You may notice the red flashing lights between the sets of feeders. These are actually upward looking cameras taking pictures of the components that have been picked up by each of the nozzles.

These images allow the machine to accurately align each component before being placed on the board. Once all of the components have been placed onto the PCB, the board can now exit the pick and place machine.

Next the board is ready to enter the reflow oven. During this process, the printed circuit board assembly is heated in a very controlled manner, in this case by traveling through a multi-zone oven, each zone set to a specific temperature. When the assembly reaches peak temperature, the solder paste transitions from its paste form to a liquid form – this is called reflow. The PCB is then cooled which transitions the solder from its heated liquid form to a cooled solid form, bonding the components mechanically and electrically to the circuit board.

After the surface mount assembly process, the PCB will be inspected under magnification to verify that there are no defects.

It's now time to test the board electrically, before assembling it into a completed unit. The separated PCBs are connected together, then connected to peripheral devices such as a display and touchscreen. The device is powered up and test programs are loaded onto the device. The technician tests each device function as the test computer collects data on each device. Once all test programs and functions have been validated the device can move on to final assembly.

But before we do that – let's take a look at how the other parts of the assembly are made. Welcome to the Atmos Home mechanical engineering and CNC machining facility.

Before the PCB can be assembled into a final AtmosControl product, additional mechanical components that make up the device chassis are required.

To achieve the goal of a low-profile, polished aluminum device design, significant effort is required to assure that all mechanical components and manufacturing processes are precision developed and executed. 3D models are developed in conjunction with computer aided machining or CAM software, allowing the engineer to create functional designs and move them to CNC machining centers with optimal efficiency.

This machine takes in the programs generated by the CAM software and goes to work cutting away material. Different mechanical or dimensional features may require the use of different size or shape tools, so the machine adapts by changing tools as required to match the defined geometries and optimize machine time.

Once the machine programs have completed and all material has been removed, we're left with a finished, machined mechanical component ready to be installed into the final assembly.

Now that we've seen how the mechanical components are made, we'll get back to the AtmosControl assembly process. First, the LCD touchscreen is secured to the frame. Then the PCB assembly is then installed into the frame with the touchscreen. Finally, the rear cover is installed and secured with 14 screws.

After assembly is complete, the device needs to be final tested to verify that all functions perform as designed. The device is now connected, powered on, final software is loaded, and the device is booted to verify all functions.

Once all processes have been completed and the device has tested good, it's time to package it up and send it out.

Thank you for taking the time to watch and please visit atmoshome.com to learn more about the AtmosControl smart home system.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.**  NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.**  EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein.  The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion.  In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for.  The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected.  If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering").  Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%%  Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.  Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing.  The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities.  The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company.  The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement.  The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. STRASSMAN CONSULTING, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>.  Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities.  Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>.  Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>.  If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.  The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.  EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to:                 %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

    (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

    (b) This Subscription Agreement is not transferable or assignable by Subscriber.

    (c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

    (d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

    (e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

---

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE


The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)     The aggregate purchase price for the Convertible        %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)     The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

\*     \*     \*     \*     \*

| This Subscription is | %%NAME_OF_ISSUER%% |
| accepted | By: |
| on %%TODAY%%. | %%ISSUER_SIGNATURE%% |

*[CONVERTIBLE NOTE FOLLOWS]*

**THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY**

**OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

**CONVERTIBLE PROMISSORY NOTE**
**SERIES 2019 - CF**

$%%VESTING_AMOUNT%%     %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

**1. Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on October 1, 2021 (the "Maturity Date").

**2. Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

**3. Conversion; Repayment Premium Upon Sale of the Company.**

> (a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

**4. Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

**5. Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

**6. Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

**7. Default.** In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

**8. Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

**9. Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

**10. Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

**11. Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

**12. Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

**13. Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

**%%NAME_OF_ISSUER%%:**
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

**Investor:**
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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